EXHIBIT 99.1

GOLD STANDARD CLOSES DEALS TO EXPAND ITS PINION AND DARK STAR LAND POSITIONS IN CARLIN TREND, NEVADA

December 11, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) announced today it has taken a further important step in its ongoing program of consolidating the southern Carlin Trend under single control for the first time. The Company has entered into separate option-to-purchase agreements with Allied Nevada Gold Corp., private mineral interest owners, and a private third party claimholder to acquire effective ownership and control of two additional gold occurrences in close proximity to the Pinion deposit.

The agreements result in the acquisition of 866 net hectares (2,140 net acres) at the southern end of the Railroad-Pinion Project area (see map at http://goldstandardv.com/dark-star-prospect/). The Allied agreement area includes 100% control of the Dixie Creek Prospect. The third party claims agreement fills two small gaps in Sections 24 and 26 which were not previously controlled by the Company.  The lease amendments increases the Company’s mineral interest control in Sections 23 and 25, strategically important sections containing the Dark Star Prospect, from 50% to an approximate 98.49%. The recently acquired third party claims add to the interior land holdings of the Dark Star Prospect (see map at http://goldstandardv.com/dark-star-prospect/). The total cost of these acquisitions is less than $163,000 in the first year and about $65,000 annually thereafter.

Key features of Dark Star include:

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Dark Star is a Carlin-style gold deposit hosted in younger stratigraphic units up-section from host units at the Pinion gold deposit.  Gold mineralization is interpreted to be hosted in Pennsylvanian age Moleen and/or Tomera Formation siliciclastic rocks.

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The gold mineralization encountered in historic drilling at Dark Star crops out or is near surface and oxidized, making it potentially suitable for inclusion in a larger heap leach operation that could be contemplated in the future.

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Gold mineralization is associated with silicification and breccia developed along a north-south-striking corridor of faults and quartz-feldspar porphyry dikes. This geological context is relatively easy to follow and explore.

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Anomalous gold mineralization has thus far been intersected over an area approximately 610m long (along a north-south strike), up to 490m wide (horizontally across strike) and to a depth of 210m below surface. Gold mineralization appears to be open to the north.

Less is known at this time about the Dixie Creek mineralization.   Historic drilling at Dixie Creek by Cameco and Freeport yielded numerous near-surface gold-bearing intersections including, as examples: 0.79 g/t gold over 38.1 m (from 99.1 to 137.2 m in hole CDC-034) and 0.45 g/t gold over 45.7 m (from 89.9 to 135.6 m in DX-004).  These intersections are whole length and their true widths, while not conclusively known, are estimated to be in the range of 70 to 100%.

Historic drilling at Dark Star by Crown Resources totaling 63 RC holes yielded numerous near-surface gold-bearing intersections including, as examples: 0.72 g/t gold over 129.6 m (from 0 to 129.6 m in hole CDS-001), 0.62 g/t gold over 157.0 m (from 0 to 157.0 m in CDS-002), 1.05 g/t gold over 58.0 m (from 0 to 58.0 m in CDS-027), and 1.22 g/t gold over 76.2 m (from 112.8 to 189.0 m in CDS-053). These intersections are whole length and their true widths, while not conclusively known, are estimated to be in the range of 70 to 100%. An additional 24 RC holes were completed by Kinross Gold Corporation and other companies between 1997 and 1999 at, or along strike from, the Dark Star Prospect.

Historic resource estimates exist for both the Dark Star and Dixie Creek prospects; however, these estimates were constructed in the early to mid-1990s prior to the implementation of NI 43-101.Gold Standard has commissioned APEX Geoscience Ltd. of Edmonton, Alberta, the independent consulting firm which recently completed an NI 43-101 resource estimate for the Pinion Deposit, to evaluate the available data for Dark Star and Dixie Creek and determine what additional data may be required, if anything, to generate modern NI 43-101compliant resource estimates for these deposits.

Commenting on the acquisitions, Gold Standard President and CEO Jonathan Awde said the Company had been pursuing these properties for many years. “We are very excited to complete this further consolidation of south Carlin. Gold Standard has developed an in depth understanding of the geology and structure of this area and we are very confident that we have acquired a valuable economic opportunity at Dark Star and Dixie Creek.”

Mr. Awde also confirmed that the Company has adopted a standard for evaluating its ongoing exploration and acquisition expenditures. “With the March 2014 purchase of Pinion, recent consolidation of Dark Star, and recent acquisition of the Dixie Creek prospect, we are focussing our efforts this year and next on the south part of our land package, expanding the Company’s open-pit, oxide gold resources. Less expensive exploration costs are anticipated in defining this type of resource.  Following the completion of our purchase of the Pinion deposit last March, we expect our project spending this year to add resource ounces of gold for $5 per ounce. In this environment, raising money is expensive and exploration funds are especially precious. Meeting this yardstick ensures that our shareholders are rewarded for the funds we raise and spend on their behalf. We believe that the Pinion area has a unique ability to add resource ounces of oxide gold inexpensively and we intend to exploit this opportunity while exploration costs are depressed due to current market conditions.”

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com